

April 4, 2019

Robert S. McLean
Executive Vice President, General Counsel, CAO, and Secretary
EnPro Industries, Inc.
5605 Carnegie Boulevard
Charlotte, NC 28209-4674

> **Re: EnPro Industries, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 28, 2019**
> **File No. 333-230562**

Dear Mr. McLean:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction